Exhibit 99.1

Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format

Índice

Glossary of terms
Condensed Consolidated Interim Financial Statements
Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements
Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
CAD	Canadian dollar
La Sociedad	Aeropuertos Argentina 2000 S.A.
BCRA	Acronym for Central Bank of Argentine Republic
BNA	Bank of Argentine Nation
BO	Official Gazette
CAAP	Corporación América Airports S.A.
CINIIF	Committee on Interpretations of International Financial Reporting Standards
CNV	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
INDEC	Acronym for National Institute of Statistics and Censuses
IPC	Consumer Price Index (General Level)
MULC	Acronym for Free Exchange Market
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
OACI	International Civil Aviation Organization
ON	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PEN	National Executive Power
PFIE	Financial Projection of Income and Expenditures
PIK	Acronym for Payment in Kind
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
SNA	National Airport System
TNA	Nominal annual interest rate
TO	Ordered text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company Name: Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

For the three-month period of the

Fiscal Year N° 28 commenced January 1, 2025

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.U.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45.90%

Capital breakdown (Note 14):

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in

	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Consolidated Statement of Comprehensive Income

For the three-month periods ended at March 31, 2025 and 2024

		Three months at
		03.31.2025	03.31.2024

	Note	Millions of $
Continuous Operations
Sales income	4	264,586	291,906
Construction income		21,695	44,222
Cost of service	5.1	(169,294)	(158,795)
Construction costs		(21,612)	(44,141)
Income for gross profit for the period		95,375	133,192
Distribution and selling expenses	5.2	(15,640)	(16,802)
Administrative expenses	5.3	(14,134)	(11,601)
Other income and expenses, net	6.1	2,300	5,153
Operating profit for the period		67,901	109,942
Finance Income	6.2	(1,401)	(100,510)
Finance Costs	6.3	7,205	392,213
RECPAM		(2,331)	(21,669)
Income before income tax		71,374	379,976
Income tax	6.4	(28,455)	(146,914)
Income for the period for continuous operations		42,919	233,062
Net Income for the period		42,919	233,062
Other comprehensive income		-	-
Comprehensive Income for the period		42,919	233,062

Income attributable to:
Shareholders		42,971	232,945
Non –Controlling Interest		(52)	117

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		165.7104	899.8533

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Consolidated Statements of Financial Position

At March 31, 2025 and December 31, 2024

		03.31.2025	12.31.2024

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method		1	1
Property, plant and equipment		1,140	1,124
Intangible Assets	7	2,083,570	2,103,192
Rights of use		4,098	4,744
Assets for deferred tax		82	17
Other receivables	9.1	50,025	47,203
Investments	9.3	44,582	53,422
Total Non-Current Assets		2,183,498	2,209,703
Current Assets
Other receivables	9.1	22,498	25,609
Trade receivables, net	9.2	97,199	102,265
Other assets		245	174
Investments	9.3	27,971	23,898
Cash and cash equivalents	9.4	97,537	114,294
Total Current Assets		245,450	266,240
Total Assets		2,428,948	2,475,943
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		148,089	148,089
Legal , facultative reserve and others		798,355	798,282
Retained earnings		356,506	313,535
Subtotal		1,303,346	1,260,302
Non-Controlling Interest		228	280
Total Shareholders’ Equity		1,303,574	1,260,582
Liabilities
Non-Current Liabilities
Provisions and other charges	11	7,357	8,616
Financial debts	8	559,957	600,200
Deferred income tax liabilities		353,632	325,144
Lease liabilities		1,553	2,279
Accounts payable and others	9.5	953	1,040
Total Non- Current Liabilities		923,452	937,279
Current Liabilities
Provisions and other charges	11	17,895	48,084
Financial debts	8	70,611	89,870
Current income tax liability, net of advances		448	453
Lease liabilities		2,856	2,947
Accounts payable and others	9.5	97,344	123,886
Fee payable to the Argentine National Government	10.1	12,768	12,842
Total Current Liabilities		201,922	278,082
Total Liabilities		1,125,374	1,215,361
Total Shareholder’s Equity and Liabilities		2,428,948	2,475,943

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Consolidated Statements of Changes in Equity

At March 31, 2025 and 2024

	Attributable to majority shareholders
	Common Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity

	Millions of $
Balance at 01.01.25	259	137	148,089	29,655	764,080	4,547	313,535	1,260,302	280	1,260,582
Compensation plan	-	-	-	-	-	73	-	73	-	73
Net Income for the period	-	-	-	-	-	-	42,971	42,971	(52)	42,919
Balance at 03.31.2025	259	137	148,089	29,655	764,080	4,620	356,506	1,303,346	228	1,303,574

Balance at 01.01.24	259	137	150,082	29,893	845,317	4,265	22,293	1,052,246	(71)	1,052,175
Compensation plan	-	-	-	-	-	79	-	79	-	79
Net Income for the period	-	-	-	-	-	-	232,945	232,945	117	233,062
Balance at 03.31.2024	259	137	150,082	29,893	845,317	4,344	255,238	1,285,270	46	1,285,316

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Consolidated Statements of Cash Flow

For the three-month periods ended at March 31, 2025 and 2024

		03.31.2025	03.31.2024

	Note	Millions of $
Cash Flows from operating activities
Net income for the period		42,919	233,062
Adjustment for:
Income tax		28,455	146,914
Amortization of intangible assets	7	37,546	26,779
Depreciation of property , plant and equipment	5	111	91
Depreciation right of use	5	647	655
Bad debts provision	5.2	1,199	1,022
Specific allocation of accrued and unpaid income		12,768	12,666
Compensation plan		73	79
Accrued and unpaid financial debts interest costs	8	12,560	18,593
Accrued deferred revenues and additional consideration	11	(5,329)	(4,270)
Accrued and unpaid Exchange differences		24,179	(305,286)
Litigations provision	11	191	423
Inflation Adjustment		11,465	(36,716)
Changes in operating assets and liabilities:
Changes in trade receivables		(54,667)	(68,325)
Changes in other receivables		(41,413)	(36,917)
Changes in other assets		(71)	159
Changes in accounts payable and others		44,877	72,822
Changes in income tax liabilities		(453)	-
Changes in provisions and other charges		1,699	3,051
Changes in specific allocation of income to be paid to the Argentine National State		(5,491)	(3,419)
Increase of intangible assets	7	(17,924)	(44,222)
Net cash Flow generated by operating activities		93,341	17,161
Cash Flow for investing activities
Acquisition of investments		(9,921)	(9,234)
Collection of investments		12,151	2,417
Fixed assets acquisitions		(128)	(11)
Others		25	-
Net Cash Flow generated by (applied to) investing activities		2,127	(6,828)
Cash Flow from financing activities
New Financial debts	8	102	-
Payment of leases		(756)	(1,044)
Financial debts paid- principal	8	(38,684)	(32,179)
Financial debts paid- interests	8	(11,655)	(16,495)
Payment of dividends		(27,537)	-
Net Cash Flow applied to financing activities		(78,530)	(49,718)
Net Increase (decrease) in cash and cash equivalents		16,938	(39,385)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		114,294	172,512
Net Increase ( decrease ) in cash and cash equivalents		16,938	(39,385)
Inflation adjustment generated by cash and cash equivalents		7,526	40,406
Foreign Exchange differences by cash and cash equivalents		(41,221)	(38,841)
Cash and cash equivalents at the end of the period		97,537	134,692

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved by Resolution ORSNA N°60/21, the postponement until December 2022 of certain commitments duly assumed.

On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

By virtue of this, the Company made a judicial presentation (Aeropuertos Argentina 2000 SA C/ ORSNA - RES 56/23 S/Proceso de Conocimiento) within the framework of the agreements entered into in File 56,695/2019.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As resolved by the Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects. Similarly, a lawsuit was filed in the case AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO, File CAF 032610/2023, based on the agreements entered into and approved in File 56,695/2019.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense. a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the Financial Projection of Income and Expenses of the Concession, corresponding to all periods until December 31, 2023.

Due to the change in management of the National Government, and in order to comply with what was opportunely agreed, on August 9, 2024, ORSNA and the Company signed a new Meeting Minutes by which the ordinary annual review of the Financial Projection of Income and Expenditures of the Concession, corresponding to all periods until December 31, 2023, was postponed until October 30, 2024. It was also agreed to postpone until November 30, 2024 the deadline for the Regulatory Body to adopt the definitive measures that, being within its competence, allow the restoration of the financial economic equation of the Concession and to suspend until December 31, 2024 the procedural deadlines in the aforementioned judicial case.

On December 9, 2024, the ORNSA notified the issuance of Resolution RESFC-2024-36-APN-ORSNA#MTR approving the Revisions of the Financial Projection of Income and Expenses corresponding to the periods 2021, 2022 and 2023. The Company requested the review of some aspects thereof. Pursuant to the request of the parties, the procedural deadlines for the aforementioned legal action are suspended until June 30, 2025.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the year	Book entry value at 03.31.2025

			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	1,073	134	1,065
Cargo & Logistics S.A. (3)	1,614,687	98.63%	1	-	1
Paoletti América S.A. (3)	6,000	50.00%	-	-	-
Texelrío S.A.	84,000	70.00%	735	(124)	514
Villalonga Furlong S.A (3) (4)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.
(3)	Not consolidated due to low significance.
(4)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with The Company accounting policies.

The Company holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

Cargo & Logistics S.A. owns 98.42% of the shares of Villalonga Furlong S.A. and the class "B" shares of Empresa de Cargas Aereas del Atlántico Sud S.A. (they represent 45% of its share capital), which is in liquidation. The remaining 55% of the shares (class "A") of Empresa de Cargas Aereas del Atlántico Sud S.A. is owned by the National State – Ministry of Defense. Air Cargo Company of Atlántico Sud S.A. that is in liquidation as of the date of presentation of these financial statements, being dissolved by application of the provisions of article 94, paragraph 2 of law 19,550.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, the Company is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

In addition, the Company owns 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

These Interim Condensed Consolidated Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on May 8, 2025.

The CNV, through article 1 of Chapter III of Title IV of the CNV Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 of the FACPCE (and its modifications), which adopt the standards of IFRS accounting (or IFRS for its acronym in English), issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of The Company for the three-month period ended March 31, 2025 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2024 prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of the Company as of March 31, 2025 and from the Consolidated Financial Statements as of December 31, 2024 approved by the Company’s Board and Shareholders and restated at the closing currency at March 31, 2025, based on the application of IASB 29 (see Note 3.25 of the Condensed Consolidated Financial Statements at December 31, 2024).

2) Controlled

An investor controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the NAS under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the Company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the PFIE of The Company in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2024.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2025.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Condensed Consolidated Interim Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2024.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments. and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC or an estimate thereof when, at the time of preparing the information, these were not available. As of March 31, 2025, the price index stood at 8,262.3705, with inflation for the three-month period at 7.4% and year-on-year at 54.2%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of March 31, 2025. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of March 31, 2025, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items, which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of March 31, 2025, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account.

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances (Contd.)

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying currency rate for monetary assets and selling currency rate for monetary liabilities, applicable at year-end according to ANB and at the foreign currency exchange banknote rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the three-month period ended at March 31, 2025 was a loss of $28,455 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $36,363 million, because as of March 31, 2025, the variation of the CPI for the period of 36 months at the end of fiscal year 2025 will exceed 100%.

NOTE 4 - SALES INCOME

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Air station use rate	146,589	157,603
Landing fee	11,283	14,886
Parking fee	4,197	5,754
Total aeronautical income	162,069	178,243
Total non-aeronautical income	102,517	113,663
Total	264,586	291,906

As of March 31, 2025 and 2024, "over the time" income from contracts with customers for the Three-month periods was $222,553 million and $248,132 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

5.1. Sales Cost

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Specific allocation of income	39,029	43,118
Airport services and maintenance	36,884	27,506
Amortization of intangible assets	36,452	26,546
Depreciation of property, plant and equipment	109	91
Salaries and social charges	42,846	47,336
Fee	2,107	1,435
Utilities and fees	5,694	5,234
Taxes	1,439	1,645
Office expenses	4,047	5,017
Insurance	24	212
Depreciation rights of use	647	655
Others	16	-
Total	169,294	158,795

5.2. Distribution and marketing expenses

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Amortization of intangible assets	104	3
Salaries and social charges	874	118
Fees	168	-
Utilities and fees	5	2
Taxes	12,750	15,020
Office expenses	121	14
Advertising	419	623
Provision for bad debts	1,199	1,022
Total	15,640	16,802

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

5.3. Administrative expenses

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Airport services and maintenance	258	247
Amortization of intangible assets	990	230
Depreciation of PP&E	2	-
Salaries and social charges	7,691	6,393
Fees	847	1,220
Utilities and fees	4	-
Taxes	1,862	1,805
Office expenses	1,715	1,416
Insurance	613	127
Fees to the Board of Directors and the Supervisory Committee	152	163
Total	14,134	11,601

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

6.1 Other net incomes and expenses

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Trust for Strengthening	6,505	7,186
Other	(4,205)	(2,033)
Total	2,300	5,153

6.2. Finance Income

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Interest	5,963	15,187
Foreign Exchange differences	(7,364)	(115,697)
Total	(1,401)	(100,510)

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT (Contd.)

6.3 Financial Costs

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Interest	(13,279)	(19,051)
Foreign Exchange differences	20,488	411,264
Others	(4)	-
Total	7,205	392,213

6.4 Income Tax

	Three months at
	03.31.2025	03.31.2024

	Millions of $
Current	4	(23)
Deferred	(28,459)	(146,891)
Total	(28,455)	(146,914)

NOTE 7 – INTANGIBLE ASSETS

		03.31.2025	03.31.2024

	Note	Millions of $
Original values:
Initial Balance		3,522,265	3,395,123
Acquisitions of the period		21,695	44,222
Declines of the period		(6,369)	-
Balance at March 31		3,537,591	3,439,345

Accumulated Amortization:
Initial Balance		(1,419,073)	(1,319,086)
Acquisitions of the period	5	(37,546)	(26,779)
Declines of the period		2,598	-
Balance at March 31		(1,454,021)	(1,345,865)
Net balance at March 31		2,083,570	2,093,480

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	03.31.2025	03.31.2024

	Millions of $
Initial Balance	690,070	1,237,966
New financial debts	102	-
Financial debts paid	(50,339)	(48,674)
Accrued interest	12,560	18,593
Foreign Exchange differences	(21,908)	(397,406)
Inflation adjustment	83	11,651
Total Net Balance at March 31	630,568	822,130

8.2 Breakdown of financial debt

Non-current Financial Debts	03.31.2025	03.31.2024

	Millions of $
Bank borrowings
Negotiable Obligations	560,706	601,092
Cost of issuance of NO	(749)	(892)
	559,957	600,200
Current Financial Debts
Bank borrowings	11,075	11,343
Negotiable Obligations	59,849	78,880
Cost of issuance of NO	(313)	(353)
	70,611	89,870
	630,568	690,070

As of March 31, 2025 and December 31, 2024, the fair value of the financial debt amounts to $666,984 million and $687,435 million, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2024.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations

Class	Start		Maturity	Interest		Currency	Initial Capital	Capital in U$S at 03.31.2025	Capital in U$S at 12.31.2024
Guaranteed with Maturity in 2027 (1)(2)	02.2017		02.2027	6.875%		U$S	400.0	10.0	11.3
Class I Series 2020 (1)(2)(3)	04.2020		02.2027	6.875	% (5)	U$S	306.0	36.1	40.6
Class I Series 2021 - Additional (1) (2) (3)	10.2021		08.2031	8.500%		U$S	272.9	272.9	272.9
Class IV (2) (3)	11.2021		11.2028	9.500%		U$S	62.0	59.3	62.0
Class V (3)	02.2022		02.2032	5.500%		U$S (6)	138.0	138.0	138.0
Class VI (3)	02.2022		02.2025	2.000%		U$S (6)	36.0	-	27.1
Class IX (3)	08.2022	(4)	08.2026	0.000%		U$S (6)	32.7	22.9	22.9
Class X (3)	07.2023		07.2025	0.000%		U$S (6)	25.1	17.9	17.9
Class XI (3)	12.2024		12.2026	5.500%		U$S (7)	28.8	28.8	28.8

((1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07.2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

(7) The reference ONs are nominated and payable in US dollars.

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred. As of March 31, 2025, the Company complies with financial covenants.

As of March 31, 2025, the Company fully canceled Class VI Bonds.

As of March 31, 2025, the Company holds Class IX and Class X Bonds in its portfolio totaling US$17 million.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.	Currency	Initial Capital(2)	Capital at 03.31.2025 (2)	Capital at 12.31.2024 (2)
ICBC - Dubái Branch	07.2022	10.2025	SOFR+ 7.875%(2)	U$S	10.0	10.0	10.0
Financing Imports	03.2025	04.2025	11.000%	EUR	0.1	0.1	-

(1) Balances in the original currency of the financial instrument.

(2) Plus applicable withholding tax.

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		03.31.2025	12.31.2024

	Note	Millions of $
Trust for Strengthening	10.1	49,586	46,725
Others		439	478
Total		50,025	47,203

9.1.2 Other current receivables

		03.31.2025	12.31.2024

	Note	Millions of $
Expenses to be recovered		2,016	2,584
Related parties	10.1	3,223	2,777
Tax credits		15,236	17,601
Prepaid Insurance		2,017	2,628
Others		6	19
Total		22,498	25,609

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

9.2 Trade receivables

		03.31.2025	12.31.2024

	Note	Millions of $
Trade receivables		102,271	107,194
Related parties	10.1	2,023	2,443
Checks-postdated checks		2,903	2,786
Subtotal sales credits		107,197	112,423
Provision for bad debts		(9,998)	(10,158)
Total		97,199	102,265

9.2.1 Changes in Bad Debt Provisions

		03.31.2025	12.31.2024

	Note	Millions of $
Initial balance		10,158	14,655
Increases /recoveries of the period	5.2	1,199	1,022
Foreign exchange difference		86	(424)
Applications of the period		(716)	(42)
Inflation adjustment		(729)	(5,346)
Bad Debts provisions at March 31		9,998	9,865

9.3 Investments

9.3.1 Non-current investments

		03.31.2025	12.31.2024

	Note	Millions of $
Negotiable obligations		40,551	47,546
Negotiable obligations of related companies	10.1	2,463	3,812
Other financial assets		1,568	2,064
Total		44,582	53,422

9.3.2 Current investments

		03.31.2025	12.31.2024

	Note	Millions of $
Negotiable Obligations		23,059	15,452
Negotiable Obligations of related companies	10.1	1,232	-
Other financial assets		3,680	8,446
Total		27,971	23,898

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

9.4 Cash and cash equivalents

		03.31.2025	12.31.2024

	Note	Millions of $
Cash and funds in custody		897	179
Banks	13	56,821	88,737
Checks not yet deposited		707	517
Term deposits and others		39,112	24,861
Total		97,537	114,294

9.5 Accounts payable and other

9.5.1 Accounts payable and other non-current

	03.31.2025	12.31.2024

	Millions of $
Suppliers	953	1,040
Total	953	1,040

9.5.2 Accounts payable and Other current

		03.31.2025	12.31.2024

	Note	Millions of $
Suppliers		40,394	57,829
Foreign suppliers		6,671	9,494
Related Parties	10.1	4,732	4,869
Salaries and social security liabilities		37,673	43,813
Other fiscal liabilities		7,874	7,881
Total		97,344	123,886

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at March 31, 2025 and December 31, 2024 are as follows:

	03.31.2025	12.31.2024

Other receivables	Millions of $
Other related companies	3,223	2,777
Total	3,223	2,777

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

	03.31.2025	12.31.2024

Trade receivables	Millions of $
Other related companies	2,023	2,443
Total	2,023	2,443

	03.31.2025	12.31.2024

Investments	Millions of $
Other related companies - non-current	2,463	3,812
Other related companies – current	1,232	-
Total	3,695	3,812

	03.31.2025	12.31.2024

Accounts payable and other	Millions of $
Other related companies	4,732	4,869
Total	4,732	4,869

	03.31.2025	12.31.2024

Provisions and other charges	Millions of $
Corporación América S.A.U. – Dividends to be paid	-	14,575
Total	-	14,575

The balances with the Argentine National State as of March 31, 2025, and December 31, 2024, are as follows:

		03.31.2025	12.31.2024

	Note	Millions of $
Debt - Specific Allocation of Income		12,768	12,842
Debt - Dividends to be paid	11	-	13,298
Credit - Strengthening Trust (1)		49,586	46,725

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the three-month periods ended March 31, 2025 and 2024 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $979 million and $1,174 million, respectively.

The Company has allocated to the cost $1,921 million and $1,277 million, respectively, with Grass Master S.A.U. for airport maintenance.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.2 Operations with related parties (Contd.)

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $651 million and $359 million to the cost, respectively.

The Company has allocated to the cost $549 million and $378 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $1,767 million and $807 million, respectively.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $327 million and $693 million to the cost, respectively.

The Company has recorded commercial income of $397 million and $768 million with Duty Paid S.A., respectively.

Furthermore, short-term compensation to key management was $661 million and $522 million for the three-month periods ended at March 31 2025 and 2024, respectively.

Corporación América S.A.U. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación América S.A.U. is controlled by Cedicor S.A., owner of 97.2186% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

	Nota	At 01.01.25	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 03.31.25	Total Non Current	Total Current

		Millions of $							Millions of $
Litigations		3,686	191	(397)	(257)	11	89	3,323	784	2,539
Deferred Income		14,708	1,072	-	(416)	(4,538)	328	11,154	2,479	8,675
Guarantees Received		2,281	(39)	248	(172)	-	369	2,687	-	2,687
Upfront fees from concessionaires		5,596	699	-	-	(791)	-	5,504	2,954	2,550
Dividends to be paid	10	27,873	-	(27,537)	(1,380)	-	1,044	-	-	-
Others		2,556	124	(47)	(173)	27	97	2,584	1,140	1,444
Total		56,700	2,047	(27,733)	(2,398)	(5,291)	1,927	25,252	7,357	17,895

	At 01.01.24	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 03.31.24	Total Non Current	Total Current

	Millions of $							Millions of $
Litigations	6,251	423	(473)	(2,224)	-	226	4,203	1,863	2,340
Deferred Income	33,362	2,852	-	(8,619)	(3,708)	631	24,518	4,203	20,315
Guarantees Received	4,288	6	29	(1,337)	-	2	2,988	-	2,988
Upfront fees from concessionaires	6,617	619	-	-	(562)	-	6,674	4,512	2,162
Others	6,514	2	(45)	(2,312)	60	294	4,513	3,756	757
Total	57,032	3,902	(489)	(14,492)	(4,210)	1,153	42,896	14,334	28,562

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 03.31.2025		Foreign exchange rates	Amount in local currency at 03.31.2025	Amount in local currency at 12.31.2024
Assets
Current Assets
Cash and cash equivalents	U$S	77	1,071.00	82,912	87,633
Net trade receivables	U$S	55	1,071.00	59,290	76,604
Investments	U$S	24	1,071.00	25,859	23,898
Total current assets				168,061	188,135

Non-Current Assets
Investments	U$S	41	1,071.00	43,493	50,184
Total Non-Current Assets				43,493	50,184
Total assets				211,554	238,319

Liabilities
Current Liabilities
Provisions and other charges	U$S	2	1,074.00	2,539	29,927
Financial debts	U$S	66	1,074.00	70,797	90,223
	EUR	0	1,388.682	128	-
Lease liabilities	U$S	3	1,074.00	2,823	2,914
Commercial accounts payable and others	U$S	19	1,074.00	20,825	26,845
	EUR	2	1,388.682	2,225	2,575
	CAD	0	747.6744	33	42
Total current liabilities				99,370	152,526

Non-Current Liabilities
Provisions and other charges	U$S	2	1,074.00	1,925	3,123
Financial debts	U$S	522	1,074.00	560,834	601,092
Lease liabilities	U$S	1	1,074.00	1,553	2,269
Commercial accounts payable and others	U$S	1	1,074.00	953	1,030
Total non-current liabilities				565,265	607,514
Total liabilities				664,635	760,040
Net liability position				453,081	521,721

NOTE 13 – OTHER RESTRICTED ASSETS

In addition to what is set forth in notes 1 and 6, within current assets as of March 31, 2025 and December 31, 2024, under the heading of Cash and cash equivalents, balances are maintained in bank accounts specifically allocated for the settlement of negotiable obligations Series 2021 and Class IV for $6,361 million and $5,121 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 14 - CAPITAL STOCK

At March 31 2025, capital stock is as follows:

Par Value
$
Integrated and subscribed	258,517,299
Registered in the Public Registry	258,517,299

The Share Capital is made up of 258,517,299 ordinary shares with a par value of $1 each and one vote per share.

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL MEETINGS OF CLASS A, B, C AND D AND SPECIAL MEETINGS OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. OF APRIL 24, 2024 AND APRIL 29, 2025 (presented in $ in currency as of the date of the meetings)

At the special ordinary general meeting of classes A, B, C and D, held on April 24, 2024, which yields a positive result of $9,406,678,415, it is allocated as follows:

(i)	$58,044,335 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment; and
(ii)	The balance of $9,348,634,080 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

At the Ordinary General Meeting held on October 31, 2024, it was resolved to: (i) rectify the decision made at the meeting held on April 24, 2024, and restate the profit for the fiscal year ended December 31, 2023, which amounted to $9,406,678,415, by applying the General Consumer Price Index for the month of March, which stood at 51.62%. The restated profit, as of the date of the aforementioned meeting, amounted to $14,262,583,889 and was allocated as follows: (i) $102,181,288 to the legal reserve, up to 20% of the adjusted share capital; and (ii) the remaining $14,160,402,601.20 to a discretionary reserve for the execution of future infrastructure plans and to ensure the payment of future dividends, if applicable

Following the restatement of the profit as of April 24 and given the shareholders' intention to distribute dividends, the General Meeting held on October 31, 2024, resolved to restate the amount of the discretionary reserve once again, this time as of September 30, 2024. The Inflation Index as of September stood at 101.58%. Consequently, the restated amount of the discretionary reserve as of September 30 amounted to $737,844,377,142. It was also resolved to partially release the discretionary reserve for up to the equivalent in pesos of US$80,000,000—equivalent to $79,200,000,000—calculated using the foreign currency seller exchange rate published by Banco de la Nación Argentina at the close of operations on October 30, 2024, and to distribute dividends to shareholders in proportion to their respective shareholdings in the Company.

At the Ordinary and Special General Meeting of Shareholders of Classes A, B, C, and D held on April 29, 2025, it was resolved to:

(i)	restate the positive result for the fiscal year ended December 31, 2024, by applying the cumulative General CPI Index as of March, resulting in an adjusted profit of $316,986,187,842;

(ii)	allocate the restated profit to the creation of a discretionary reserve for the execution of future infrastructure plans and, if applicable, for the payment of future dividends.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2025 presented in comparative format (Contd.)

NOTE 16 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	03.31.2025	03.31.2024
Income for the period (in millions of $)	42,919	233,062
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	165.7104	899.8533

NOTE 17 - FINANCIAL RISK MANAGEMENT

The Company's activity is exposed to various financial risks: market risk (including exchange rate risk, interest rate fair value risk and price risk), credit risk and liquidity risk.

These Condensed Interim Consolidated Financial Statements must be read in light of the economic context in which the Company operates, which was disclosed in the annual Consolidated Financial Statements in note 22. Inflation for the first quarter of 2025 and the year-over-year inflation rate are indicated in Note 3. The quarterly devaluation was 7%.

To the date of these financial statements, no significant modifications were made on the disclosure of market risk, exchange rate risk, interest rate risk, credit rate risk nor liquidity risk related to the annual consolidatd financial statements ended at December 31, 2024.

In April 2025, the BCRA implemented measures that eased access to the MULC, allowing resident individuals to purchase foreign currency for savings purposes without amount limits or additional requirements. Additionally, the advance income and personal assets tax withholdings on these transactions were eliminated. For legal entities, modifications were introduced to facilitate quicker access to the MULC for import payments and other transactions, although certain restrictions and specific requirements remain in effect.

The Company continues to monitor these regulatory changes and assesses their impact on financial risk management, in order to identify potential effects on its financial position and condition, and to define the necessary courses of action.

NOTA 18 - EVENTS SUBSEQUENT TO THE END OF THE PERIOD

No events and/or transactions have occurred since the end of the period that could significantly affect the Company's financial and equity situation.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2025 presented in comparative form

Presentation base

The information contained in this Summary Report has been prepared in accordance with article 4 of Chapter III of Title IV of the NSC Regulations (N.T. 2013 and mod.) and must be read together with the Interim Condensed Consolidated Financial Statements as of March 31, 2025 presented in a comparative manner, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at March 31, 2025, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at March 31, 2025.

1. General considerations

International Financial Reporting Standards (IFRS)

Through article No. 1 of chapter III of title IV of the NSC Standards (NT 2013 and mod.), the application of Technical Resolution No. 29 of the FACPCE (and modifications) has been established, which adopts the IFRS issued by the IASB, its modifications and the adoption circulars established by the FACPCE, for entities issuing shares and/or negotiable obligations.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), because they are holiday periods.

During the year 2025, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

The following works are currently underway:

-	Beaconing ring and main electrical substation; and
-	New Feeders 9 and 10 at 13.2 KV.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2025 presented in comparative form

1. General considerations (contd.)

Jorge Newbery Airport

The following works are currently underway:

-	External works - sidewalks - landscaping - coastal fill and underground parking;
-	Extension of the South Platform - Stage 2;
-	Extension of the North Platform; and
-	Remodeling of the new Inspection and Screening Point.

The renovation of the new Inspection and Requisition Point (PIR) has been contracted, with work scheduled to begin in April.

Rio Hondo Airport

Works are underway on:

-	Expansion and Remodeling of the Passenger Terminal.

San Rafael Airport

The following works are being carried out:

-	New Passenger Terminal.

Iguazú Airport

The following works are being carried out:

-	Dump points - Treatment of sanitary effluents from aircraft;
-	Sewage Treatment Plant; and
-	Maintenance Infrastructure and Support Services.

San Juan Airport

The work on the remodeling of the passenger terminal is currently underway.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2025 presented in comparative form

1. General considerations (contd.)

La Rioja Airport

The works on the New Passenger Terminal have been terminated due to non-compliance by the supplier.

This stoppage has led to the consensual termination of the works on the New Parking.

The new tender for the completion of the New Passenger Terminal and Parking project has been suspended until further notice.

Resistencia Airport

The following works are currently underway:

-	Comprehensive remodeling of the passenger terminal.

The following works have been completed:

-	Electrical Supply to the Control Tower.

Formosa Airport

The work on the new passenger terminal is currently underway.

Salta Airport

The renovation and expansion of the passenger terminal is underway.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2025 presented in comparative form

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at March 31, 2025, 2024, 2023, 2022 and 2021, is presented.

	03.31.25	03.31.24	03.31.23	03.31.22	03.31.21

	Millions of $
Current Asset	245,450	277,665	289,516	610,338	240,451
Non-current Assets	2,183,498	2,213,591	2,077,627	1,995,620	2,058,149
Total Assets	2,428,948	2,491,256	2,367,143	2,605,958	2,298,600

Current liabilities	201,922	212,756	256,013	545,978	513,816
Non- Current Liabilities	923,452	993,184	1,041,152	1,263,888	858,494
Total Liabilities	1,125,374	1,205,940	1,297,165	1,809,866	1,372,310

Net equity attributable to majority shareholders	1,303,346	1,285,270	1,070,269	796,073	926,271
Non-controlling interest	228	46	(291)	19	19
Net Equity	1,303,574	1,285,316	1,069,978	796,092	926,290
Total	2,428,948	2,491,256	2,367,143	2,605,958	2,298,600

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2025 presented in comparative form

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the three-month periods ended at March 31, 2025, 2024, 2023, 2022 and 2021.

	03.31.25	03.31.24	03.31.23	03.31.22	03.31.21

	Millions of $
Gross Profit	95,375	133,192	104,559	68,416	15,931
Administrative and distribution and marketing expenses	(29,774)	(28,403)	(24,025)	(16,969)	(10,403)
Other net income and expenses	2,300	5,153	5,444	4,104	(11,543)
Operating profit	67,901	109,942	85,978	55,551	(6,015)
Income and financial costs	5,804	291,703	8,597	11,446	3,432
Result by exposure to changes in the acquisition power of currency	(2,331)	(21,669)	(4,571)	16,764	(8,076)
Income before tax	71,374	379,976	90,004	83,761	(10,659)
Income tax	(28,455)	(146,914)	(42,867)	(4,153)	(5,178)
Result of the period	42,919	233,062	47,137	79,608	(15,837)
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	42,919	233,062	47,137	79,608	(15,837)
Result attributable to majority shareholders	42,971	232,945	47,191	79,608	(15,836)
Non controlling interest	(52)	117	(54)	-	(1)

4. Cash flow structure

	03.31.25	03.31.24	03.31.23	03.31.22	03.31.21

	Millions of $
Cash Flow generated by operating activities	93,341	17,161	28,211	24,504	16,551
Cash Flow generated by / (used in) investing activities	2,127	(6,828)	(122)	(130,835)	3,813
Cash Flow (used in) /generated by financing activities	(78,530)	(49,718)	(33,132)	238,960	(16,029)
Net Cash Flow generated by / (used in) the period	16,938	(39,385)	(5,043)	132,629	4,335

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2025 presented in comparative form

5. Analysis of operations for the three-month periods ended at March 31, 2025 and 2024

5.1 Results of operations

Income

The following table shows the composition of consolidated revenues for the three-month periods ended at March 31, 2025 and 2024:

	03.31.2025		03.31.2024
Revenues	Millions of $	% Revenues	Millions of $	% Revenues
Aeronautical revenues	162,069	61.25%	178,243	61.06%
Non-aeronautical revenues	102,517	38.75%	113,663	38.94%
Total	264,586	100.00%	291,906	100.00%

The following table shows the composition of the aeronautical revenues for the three-month periods ended at March 31, 2025 and 2024:

	03.31.2025		03.31.2024
Aeronautical revenues	Millions of $	% Revenues	Millions of $	% Revenues
Landing fee	11,283	6.96%	14,886	8.35%
Parking fee	4,198	2.59%	5,754	3.23%
Air station use rate	146,588	90.45%	157,603	88.42%
Total	162,069	100.00%	178,243	100.00%

Costs

The cost of sales had the following variation:

Millions of $
Costs of sales for the period ended at 03.31.2025	169,294
Costs of sales for the period ended at 03.31.2024	158,795
Variation	10,499

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the period ended 03.31.2025	15,640
Distribution and commercial expenses for the period ended at 03.31.2024	16,802
Variation	(1,162)

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2025 presented in comparative form

5. Analysis of operations for the three-month periods ended at March 31, 2025 and 2024 (Contd.)

5.1 Results of operations (Contd.)

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the period ended at 03.31.2025	14,134
Administrative expenses for the period ended at 03.31.2024	11,601
Variation	2,533

Income and financial costs

Net financial income and costs totaled profits of $5,804 million during the three-month period ended at March 31, 2025 with respect to $291,703 million revenue during the same period of the previous year.

The variation is mainly due to the result arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expenses item recorded a gain of approximately $2,300 million during the three-month period ended March 31, 2025 compared to a gain of $5,153 million in the same period of the previous year.

5.2 Liquidity and Capital Resources

Capitalization

The total capitalization of the Group as of March 31, 2025 amounted to $1,934,142 million, composed of $630,568 million of financial debt and equity of $1,303,574 million, while the total capitalization of the Group as of December 31, 2024 amounted to $2,107,446 million, composed of $822,130 million of financial debt and equity of $1,285,316 million.

Debt as a percentage of total capitalization amounted to approximately 32.60% and 39.01% as of March 31, 2025 and 2024, respectively.

Financing

See in detail Note 8 to these Condensed Consolidated Interim Financial Statements.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2025 presented in comparative form

6. Index

The information refers to the three-month periods ended at March 31, 2025, 2024, 2023, 2022 and 2021:

	03.31.25	03.31.24	03.31.23	03.31.22	03.31.21
Liquidity (1)	1.287	1.459	1.014	0.866	0.550
Solvency (1)	1.176	1.094	0.789	0.704	0.703
Immobilization of capital	0.899	0.889	0.883	0.858	0.890
Cost effectiveness	0.033	0.199	0.045	0.090	(0.017)

(1) Current liabilities and non-current liabilities do not include deferred profits or additional consideration for concessionaries.

7. Statistical data

Passengers

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the three-month periods ended at March 31, 2025, 2024, 2023, 2022 and 2021:

	03.31.25	03.31.24	03.31.23	03.31.22	03.31.21

Airport	Thousands of passengers
Aeroparque	4,416	3,785	3,643	2,721	152
Ezeiza	3,426	3,062	2,746	1,484	1,525
Córdoba	801	744	643	595	141
Bariloche	659	616	589	533	271
Mendoza	642	562	527	359	138
Iguazú	470	345	352	229	58
Salta	358	317	334	272	99
Tucumán	194	179	205	152	63
C. Rivadavia	141	128	122	80	33
Jujuy	127	146	146	99	36
Total	11,234	9,884	9,307	6,524	2,516
Overall total	11,811	10,562	9,960	7,060	2,705
Variation	11.8%	6.0%	41.1%	161.0%	-68.9%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2025 presented in comparative form

7. Statistical data (Contd.)

Movement of aircraft

Amount of movement of aircraft for the three-month periods ended at March 31, 2025, 2024, 2023, 2022 and 2021 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	03.31.25	03.31.24	03.31.23	03.31.22	03.31.21
Aeroparque	35,250	31,188	28,409	22,113	1,646
Ezeiza	20,912	19,834	15,465	10,737	14,803
San Fernando	12,706	13,299	4,712	13,589	10,803
Córdoba	6,930	6,713	5,935	4,286	2,018
Mendoza	5,702	5,179	4,865	3,334	1,678
Bariloche	5,202	4,590	4,528	4,052	2,649
Salta	4,224	4,077	2,517	2,465	1,228
Iguazú	3,484	2,607	2,598	1,802	1,184
Mar del Plata	2,138	2,558	2,420	1,904	1,184
San Rafael	2,125	2,678	496	1,214	1,139
Total	98,673	92,723	71,945	65,496	38,332
Overall Total	115,319	110,140	81,985	79,623	47,908
Variation	4.7%	34.3%	3.0%	66.2%	-46.8%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2025 presented in comparative form

Outlook for 2025

During the first quarter of the year, sustained growth in passenger traffic was observed, particularly in the international segment, which registered a 20% increase compared to the same period last year, improving compared to 4Q24, when year-over-year growth had been 17%. Compared to the same period in 2019, international traffic was 11% higher. The domestic segment also posted solid performance, with year-over-year growth of 8% and 10% above the first quarter of 2019.

In January, passenger traffic reached a new all-time high, recording the highest number of monthly passengers. With 4.1 million passengers, it surpassed the previous record of 3.9 million set in December 2024. In particular, January was the best month ever for the international segment, with 1.5 million passengers. Likewise, each month of the quarter also marked a historic record for that month in this segment.

For the remainder of this year, we expect these growth trends to continue in both segments. Thus, 2025 is on track to be a record year for activity, surpassing the levels of recent years. However, we expect the domestic segment to be more sensitive to the macroeconomic context.

In line with the higher level of activity, commercial revenues showed solid performance, with a notable improvement in the parking segment, driven by higher occupancy levels, the availability of more parking spaces, and rate updates. Likewise, the Duty Free segment showed favorable performance compared to the previous year.

On the other hand, the Company's operating costs continued to be affected by the macroeconomic context, primarily affecting the cost structure in local currency. Given this scenario, control and efficiency measures were implemented and remain under constant monitoring, with the aim of preserving operating profitability.

Finally, within the framework of the contractual investment plan, we continued to make progress according to schedule. In 2024, we completed the first phase, and the investments planned for that year in Phase II were executed. During the first quarter of 2025, we continued with the execution of this second phase, with works underway both in the Buenos Aires Metropolitan Area and in various provinces, consolidating an airport infrastructure modernization program with a federal focus.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Aeropuertos Argentina 2000 S.A.
Legal address: Honduras 5663
Autonomous City of Buenos Aires
Tax Code: 30-69617058-0

Report on the condensed consolidated interim financial statements

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries (hereinafter "the Company") which comprise the consolidated statement of financial position as of March 31, 2025 the consolidated statements of comprehensive income, changes in equity and cash flows for three-month period ended March 31, 2025 and selected explanatory notes.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the IFRS accounting standards and therefore responsible for the preparation and presentation of the condensed consolidated interim financial statements. mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on the review we have performed, which was performed in accordance with the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Technique Resolution FACPCE No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of condensed consolidated interim financial statements consists of making inquiries primarily of personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially narrower in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not allow us to be confident that we have identified all significant matters that might be noted in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that accompanying the condensed consolidated interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina

T: +(54.11) 4850.0000, www.pwc.com/ar

“Free translation from the original in Spanish for publication in Argentina”

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 S.A., that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be recorded in the book Inventory and Balance Sheets;

b)	the separate condensed interim financial statements arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription in the book Inventory and Balance Sheets;

c)	we have read the informative review, on which, in what is a matter of our competence, we have no observations to formulate;

d)	as of March 31, 2025, the debt accrued in favor of the Integrated Argentine Social Security System of Aeropuertos Argentina 2000 S.A. that arises from the Company's accounting records amounted to $5,017,068,837, not being payable as of that date.

Autonomous City of Buenos Aires, May 8, 2025.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Juan Manuel Gallego Tinto

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”), including the separate statement of financial position as of March 31, 2025, the separate statements of comprehensive income, changes in equity, and cash flows for the three-month period ended March 31, 2025, and selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated May 8, 2025, who states that it has been issued in accordance with the International Standards for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which were adopted as review standards in Argentina by Technique Resolution No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that: (i) separate condensed interim financial statements of the Company as of March 31, 2025 consider all significant events and circumstances that are known to us; (ii) said financial statements arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventories and Balance Sheets" book; and (iii) regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, May 8, 2025.

TOMÁS M. ARAYA

By Surveillance Committee